ANDEANSUN CORP
Profit and Loss
January - December 2020

	Total
Income	
Sales	
Amazon Income	
AMZ Product Charges	875,256.03
AMZ Refund Product Charges	-42,157.30
Total AMZ Product Charges	$ 833,098.73
AMZ Promo Rebates	-7,306.23
AMZ Refund Promo Rebates	462.01
Total AMZ Promo Rebates	-$ 6,844.22
AMZ Other (Shipping/Gift Wrap Credits)	8,121.29
AMZ Refund Other (Shipping/Gift Wrap Credits)	-155.75
Total AMZ Other (Shipping/Gift Wrap Credits)	$ 7,965.54
AMZ Other Transactions	3,473.48
Total Amazon Income	$ 837,693.53
PayPal Sales	302,249.67
PayPal Refunds	-2,460.49
Total PayPal Sales	$ 299,789.18
Stripe Sales	1,726.34
Total Sales	$ 1,139,209.05
Sales Tax Adjustment	14.13
Total Income	$ 1,139,223.18
Cost of Goods Sold	
Cost of Goods Sold	419,219.89
Cost of Sales	
Amazon COS	
AMZ FBA Fees	14,594.89
AMZ Fees	245,765.25
AMZ Refund Fees	-5,325.88
Total AMZ Fees	$ 240,439.37
AMZ Shipping Services Purch thru AMZ	335.57
AMZ Subscriptions	459.89
Total Amazon COS	$ 255,829.72
Other COS	
Freight Cost	
Custom Duties	914.40
Outbound Freight	39,989.52
Shipping Insurance	1,281.04
Shipping Supplies	1,739.65
Total Freight Cost	$ 43,924.61
PayPal Fees	8,813.26
Stripe Fees	55.16
Supplies	85.51

Total Other COS	$	52,878.54
Total Cost of Sales	$	308,708.26
Total Cost of Goods Sold	$	727,928.15
Gross Profit	$	411,295.03
Expenses		
Advertising& Promotional		
AAF Wholesale		1,503.19
AMZ Cost of Advertising		43,872.73
ASY Retail		
ASY Facebook		1,106.09
ASY Marketing Services		9,372.80
Total ASY Retail	$	10,478.89
Total Advertising& Promotional	$	55,854.81
Auto and Truck Expenses		
Fuel		51.34
Parking & Tolls		14.77
Total Auto and Truck Expenses	$	66.11
Bank Service Charges		
Bank Charges/Fees		10,588.95
Cashback Rewards		-641.48
Total Bank Service Charges	$	9,947.47
Business Licenses & Permits		150.00
Computer Services		
Ecommerce/Cloud Services		17,627.31
Internet Services		1,667.88
Total Computer Services	$	19,295.19
Depreciation Expense		1,723.00
Dues & Subscriptions		425.52
Education Expenses		
Business Coaching		7,080.71
Other Education Expenses		3,675.60
Total Education Expenses	$	10,756.31
Insurance Expense		
General Liability		2,123.08
Property Insurance		823.53
Workers Compensation Insurance		1,597.11
Total Insurance Expense	$	4,543.72
Interest & Finance Charges		
Credit Card Interest		28,186.65
Finance Charges		13,715.71
Loan Interest		28,668.27
Total Interest & Finance Charges	$	70,570.63
Meals and Entertainment		
Meals		81.77
Total Meals and Entertainment	$	81.77
Office Expenses		6,910.15
Payroll		

Payroll Expenses		
Taxes		7,346.48
Wages		94,282.53
Total Payroll Expenses	$	**101,629.01**
Payroll Fees		824.00
Total Payroll	$	**102,453.01**
Product Development		40.99
Professional Fees		
Accountant		2,000.00
Bookkeeping		14,260.00
Remote Assistance		52,427.64
Total Professional Fees	$	**68,687.64**
Rent		19,260.00
Repairs & Maintenance		
Other Repair & Maintenance		771.75
Total Repairs & Maintenance	$	**771.75**
Security System		508.95
Telephone Expenses		1,435.53
Travel Expense		212.44
Utilities		3,092.91
Total Expenses	$	**376,787.90**
Net Operating Income	$	**34,507.13**
Other Income		
Nontaxable - SBA forgiveness		9,042.43
Total Other Income	$	**9,042.43**
Other Expenses		
Unrealized Gain or Loss		0.00
Exchange (Gain)/Loss		-0.03
Total Other Expenses	-$	**0.03**
Net Other Income	$	**9,042.46**
Net Income	$	**43,549.59**